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SEC FILE NUMBER
8-70816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Austin Growth Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 S MoPac Expy, Suite 260
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John C. Minter	(512) 970-8611	jcm@austingrowthcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Minter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Austin Growth Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

March 21, 2025
DATE

REYNA TORRES
Notary ID #132244800
My Commission Expires
November 8, 2027

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AUSTIN GROWTH CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2024

Contents

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Austin Growth Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Austin Growth Capital, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Austin Growth Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Austin Growth Capital, LLC's management. Our responsibility is to express an opinion on Austin Growth Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Austin Growth Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Austin Growth Capital, LLC's financial statements. The supplemental information is the responsibility of Austin Growth Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Austin Growth Capital, LLC's auditor since 2024.

Celeste, Texas
March 21, 2025

1



Austin Growth Capital, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	190,540
Other receivable		4,000
Prepaid expenses		2,212
Total Assets	$	196,752

Liabilities and Member's Equity

Accounts payable	$	571
Accrued expenses		9,590
Total Liabilities		10,161
Member's Equity		186,591
Total Liabilities and Member's Equity	$	196,752

The accompany notes are an integral part of these financial statements.

Austin Growth Capital, LLC
Statement of Operations
For the year ended December 31, 2024

Revenues

Administrative revenue	$ 100,000
Commission revenue	403,280
Advisory revenue	50,000
Consulting revenue	138,875
Interest income	8,222
Total Revenues	700,377

Expenses

Professional fees	48,472
Compensation and related costs	275,771
Marketing and promotional expenses	15,124
Occupancy and equipment	37,656
Regulatory fees	4,381
Other expenses	21,929
Technology and communications	15,188
Total expenses	418,521
Net Income	$ 281,856

The accompany notes are an integral part of these financial statements.

Austin Growth Capital, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2024

Balance, December 31, 2023	$	186,860
Net income		281,856
Distributions to member		(282,125)
Balance, December 31, 2024	$	186,591

The accompany notes are an integral part of these financial statements.

Statement of Cash Flows
For the year ended December 31, 2024

Cash flows from operating activities

Net Income	$	281,856

Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) Decrease in operating assets

Accounts receivable	50,000
Other receivable	(4,000)
Increase (Decrease) in operating liabilities	
Accounts payable	(995)
Accrued expenses	(12,483)
Net cash provided by operating activities	314,378

Cash flows from financing activities

Distributions to member	(282,125)
Net cash used in financing activities	(282,125)

Net increase in cash		32,253
Cash at beginning of year		158,287
Cash at end of year	$	190,540

Supplemental disclosure of cash flow information
Cash paid during the year for:

Income taxes	$	-
Interest	$	-

The accompany notes are an integral part of these financial statements.

Austin Growth Capital, LLC
Notes to the Financial Statements
December 31, 2024

Note 1 – Nature of Business

Austin Growth Capital, LLC (the "Company"), was organized in June 2018 as a Texas Limited Liability Company. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules. The Company does not hold customer funds or securities.

The Company's CAB activities consist primarily of providing merger and acquisition services and private placements of securities for companies in Texas.

Note 2 – Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Current Expected Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. There were no credit losses for the year ending December 31, 2024.

Note 2 – Significant Accounting Policies (continued)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including advisory, administrate fee, commission and consulting revenue. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Revenue Recognition

Significant Judgments – Revenue from contracts with customers includes advisory revenue, administrative fees, commission revenue, and consulting revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Revenue – Advisory revenue fees originate from the execution of an engagement letter with a client to provide resources to assist the client in preparing information needed in order to raise capital or sell their company. The execution of an engagement letter by a client creates the performance obligation to assist the client by providing transaction advisory services. General activities and tasks included within the Company's promise to provide these monthly services include preparing presentations, confidential information memorandums, financial analysis and modeling, and a competitive market analysis. Non-refundable advisory fees are billed and recognized monthly as these activities are performed.

Administrative Fee Revenue – The Company receives an annual fee from one customer totaling $100,000 (the "Annual Fee") related to providing administrative services. The Annual Fee is earned on a monthly basis, prorated daily, and payable in equal installments on a monthly basis at the end of the month in which the related services were provided. Services include communicating with investors and other services on an as-needed basis.

Note 2 – Significant Accounting Policies (continued)

Commission Revenue – Each time a customer enters into a buy or sell transaction, the Company charges a commission charged as a percent of the sale price of the asset or dollars invested. The performance obligation is defined as a successfully completed investment or sale, and commission revenues are recognized monthly as customers fund their investment or upon the completion of a sale of a company or interests in a company.

Consulting Revenue – The Company earns consulting revenue by providing advisory services on mergers and acquisitions as well as analysis of private investments. Revenue is recognized as the services are completed, as the Company believes the performance obligation has been satisfied and because the customer has received and consumed the benefits provided by the Company.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the individual tax return of its member; therefore, federal income taxes are not payable by or provide for the Company. The Company is subject to the Texas margin tax which is a state income tax.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $180,379, which was $175,379 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1.

Note 4 – Concentration of Credit Risk

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2024, there was no uninsured balance.

Note 5 – Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 – Concentration of Revenue

During the year ended December 31, 2024, the Company had three customers with revenue representing more than 10% of the Company's total revenue as listed below.

Customer A	36%
Customer B	14%
Customer C	14%

Note 7 – Office Lease

The Company moved to a new office with a lease commencing on March 1, 2024. The lease is for a 12-month term and automatically renews unless canceled by either party. The lease has renewed through February 2026. The office lease is a sub lease from a customer of the Company. Rent under the lease is $1,680 per month. Total rent paid under the current and prior office lease totaled $35,425 for the year ended December 31, 2024, and is included in occupancy and equipment in the accompanying statement of operations. The Company has elected to apply the short-term lease exception under FASB Topic 842, Leases to all leases with a term of one year or less.

Note 8 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through March 21, 2025, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Austin Growth Capital, LLC
Supplemental Information Pursuant to Rule 17a-5
For the year ended December 31, 2024

Computation of Net Capital

Total member's equity qualified for net capital	$	186,591
Deductions and/or charges		
Non-allowable assets:		
Other receivable		(4,000)
Prepaid expenses		(2,212)
Total deductions and/or charges		(6,212)
Net Capital	$	180,379
Aggregate Indebtedness		
Accounts payable	$	571
Accrued expenses		9,590
Total aggregate indebtedness	$	10,161
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	175,379
Ratio of aggregate indebtedness to net capital		5.63%

Reconciliation of Net Capital

There are no material differences between the preceding computation and the Company's corresponding unaudited Amended Part IIA of Form X-17A-5 as of December 31, 2024.

Statement regarding the Exemption from Reserve Requirements and Possession and Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules. Under these provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The accompany notes are an integral part of these financial statements.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Austin Growth Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Austin Growth Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Austin Growth Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Growth Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 21, 2025

Austin Growth Capital's Exemption Report

Austin Growth Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and (2) real estate related commission fees. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, John Minter, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

    John Minter, President

Date: December 31, 2024